Mail Stop 4561

September 29, 2006

John Jenkins
SAN Holdings, Inc.
9800 Pyramid Court, Suite 130
Englewood, CO 80112

      Re: **SAN Holdings, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Form 10-Q for Fiscal Quarter Ended March 31, 2006
           File No. 000-25839

Dear Mr. Jenkins:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Stephen Krikorian
           Accounting Branch Chief